Exhibit 99.1

PENN WEST PROVIDES UPDATE ON INTERNAL REVIEW OF ACCOUNTING PRACTICES

FOR IMMEDIATE RELEASE, September 9, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”, the “COMPANY”, “we”, “us” or “our”) today provides an update on the Audit Committee’s review originally announced on July 29, 2014. Penn West reports that the Audit Committee’s review is ongoing and that it continues to work diligently and devote all necessary resources to file its 2014 second quarter financial statements and related disclosures and its restated historical financial statements and related disclosures as soon as practicable, and in any event no later than the October 14, 2014 date contemplated by the Management Cease Trade Order issued by the Alberta Securities Commission.

This status update is provided pursuant to the alternative information guidelines in National Policy 12-203 (“NP 12-203”), which require the Company to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. In accordance with those requirements, the Company advises that: except as previously disclosed, there have not been any material changes to the information contained in our July 29, August 12 and August 26 news releases; there has not been any failure by the Company to fulfill its publicly disclosed intentions with respect to satisfying the provisions of the alternative information guidelines of NP 12-203; except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203; and there is no other material information concerning the Company and its affairs that has not been generally disclosed as of the date of this update.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to file our second quarter financial statements and related disclosures and our restated historical financial statements and related disclosures as soon as practicable, and in any event no later than October 14, 2014. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the amount of time it will take us and our third party advisors to complete our internal review and prepare and have audited or reviewed, as applicable, the restated historical financial statements, second quarter 2014 financial reports, and all related disclosures; and that the final results of the internal review will not be substantially different than the preliminary results of the review. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that we do not file our second quarter 2014 continuous disclosure documents and/or restated historical financial statements and related disclosures by the requisite deadlines, and that as a result of one of these events an order is issued ceasing trading in our securities; and that the final results of the review uncover accounting errors not identified in the preliminary results of the review and/or that the magnitude of the accounting errors is significantly different than currently expected, any of which may adversely impact the timing of completing the review. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com